Art
3/11/03

03012235

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FIRST SIERRA INVESTMENT COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2416 POLK STREET
(No. and Street)

SAN FRANCISCO, (City) CA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG J. VALLELY (415) 673-8540
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOVOGRADAC & COMPANY LLP
(Name — *if individual, state last, first, middle name*)

246 FIRST STREET, 5TH FLOOR (Address) SAN FRANCISCO, (City) CA (State) 94105 (Zip Code)

MAIL PROCESSING SECTION
RECEIVED
FEB 26 2003
WASH, DC
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 12 2003

OATH OR AFFIRMATION

I, CRAIG J. VALLELY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SIERRA INVESTMENT COMPANY, INC., as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

PRESIDENT
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California }ss.
County of SAN FRANCISCO

On Feb 25, 2003 (DATE) before me, Suzan McKay (NOTARY),
personally appeared Craig VALLELY SIGNER(S)

[X] personally known to me - OR - [ ] proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

SUZAN MCKAY
Comm. # 1311061
NOTARY PUBLIC - CALIFORNIA
City and County of San Francisco
My Comm. Expires June 29, 2005

WITNESS my hand and official seal.

[signature]
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

- [ ] INDIVIDUAL
- [X] CORPORATE OFFICER

TITLE(S)

- [ ] PARTNER(S)
- [ ] ATTORNEY-IN-FACT
- [ ] TRUSTEE(S)
- [ ] GUARDIAN/CONSERVATOR
- [ ] OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

Financial Stmt
TITLE OR TYPE OF DOCUMENT

1
NUMBER OF PAGES

DATE OF DOCUMENT

OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

FIRST SIERRA INVESTMENT COMPANY, INC.
FINANCIAL STATEMENTS
For the years ended December 31, 2002 and 2001
with
Report of Independent Auditors

TABLE OF CONTENTS

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

·LANTA
ANSAS CITY

SAN FRANCISCO

WASHINGTON D.C.
AUSTIN

Report of Independent Auditors

To the Board of Directors of
First Sierra Investment Company, Inc.

We have audited the accompanying statements of financial condition of First Sierra Investment Company, Inc. (an S corporation) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Sierra Investment Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II for the year ended December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Novogradac & Company LLP

San Francisco, California
January 16, 2003

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 and 2001

ASSETS	2002	2001
Cash and cash equivalents	$ 19,813	$ 16,807
Accounts receivable	---	6,147
Total Assets	$ 19,813	$ 22,954

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities	---	---
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized; 500 shares issued and outstanding	$ 500	$ 500
Additional paid-in capital	209,058	209,058
Retained earnings (accumulated deficit)	(189,745)	(186,604)
Total Stockholders' Equity	19,813	22,954
Total Liabilities and Stockholders' Equity	$ 19,813	$ 22,954

see accompanying notes

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2002 and 2001

	2002	2001
REVENUE		
Commission revenue	$ 140,062	$ 779,051
Dealer/manager fees	31,257	116,390
Other income	170	262
Total revenues	171,489	895,703
COSTS AND EXPENSES		
Commission expense	157,450	885,130
Professional fees	14,540	9,522
Dues and fees	370	1,165
Administrative expenses	2,126	1,724
Miscellaneous	144	341
Total costs and expenses	174,630	897,882
Net income (loss)	$ (3,141)	$ (2,179)

see accompanying notes

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholder's Equity
Balances at January 1, 2001	$ 500	$ 209,058	$ (184,425)	$ 25,133
Net loss, 2001	---	---	(2,179)	(2,179)
Balances at December 31, 2001	500	209,058	(186,604)	22,954
Net loss, 2002	---	---	(3,141)	(3,141)
Balances at December 31, 2002	$ 500	$ 209,058	$ (189,745)	$ 19,813

see accompanying notes

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the years ended December 31, 2002 and 2001

Balance, January 1, 2001	$ ---
Increases (decreases) in 2001	---
Balance, December 31, 2001	$ ---
Increases (decreases) in 2002	---
Balance, December 31, 2002	$ ---

see accompanying notes

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net loss	$ (3,141)	$ (2,179)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts receivable	6,147	(6,147)
Net cash provided by (used in) operating activities	3,006	(8,326)
Cash and cash equivalents at beginning of the year	16,807	25,133
Cash and cash equivalents at end of the year	$ 19,813	$ 16,807
Supplemental disclosure of cash flow information:		
Cash paid for California franchise taxes	$ 800	$ 800

see accompanying notes

FIRST SIERRA INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

1. Organization and purpose

First Sierra Investment Company, Inc. (the Company) is a California S Corporation and is registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was incorporated on August 6, 1986, and began operations as a broker/dealer on August 4, 1988. Prior to August 4, 1988, the Company incurred salary and full-service rental expenses for the various related entities of the stockholder. The prior operations ceased on June 30, 1988. The Company's primary business is the sale of limited liability company interests and debt instruments. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. Summary of Significant Accounting Policies

Revenue recognition
Commissions earned are recognized at the completion of sales transactions or the trade date.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Income taxes
The Company has elected to be taxed as an S corporation on its federal and California income tax returns. As an S corporation, the Company is generally not subject to federal income tax and is subject to California income tax at a reduced rate of 1.5%.

Bad debts
The Company uses the direct write-off method of accounting for uncollectible accounts by charging such losses to operations in the period in which uncollectibility is determined.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Concentration of Revenue

The Company operates primarily in the Northern California region, and the majority of sales are debt instruments and limited liability company interests.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002 and 2001, the Company had net capital of $19,813 and $22,954, respectively, which was $14,813 and $17,954 in excess of its required net capital of $5,000. The Company's net capital ratio was 0 to 1 for the years ended December 31, 2002 and 2001.

SUPPLEMENTAL INFORMATION

FIRST SIERRA INVESTMENT COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002
(SCHEDULE I)

Computation of net capital:		
Total ownership equity		$19,813
Deductions and/or charges		-
Non-allowable assets		-
Net capital		19,813
Computation of basic net capital requirement:		
Total aggregate indebtedness	-	
Minimum net capital required (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$5,000	
Net capital requirements		$5,000
Excess net capital		$14,813
Excess net capital at 100%:		
Net capital		$19,813
Less 10% of total aggregate indebtedness		-
		$19,813
Ratio: Aggregate indebtedness to net capital		0 to 1

Reconciliation of the Computation of Net Capital
Pursuant to Rule 17a-5(d)(4)

Net capital as reported in the Company's Part II (unaudited) FOCUS Report	$19,813
Audit adjustments	0
Net capital herein	$19,813

FIRST SIERRA INVESTMENT COMPANY, INC.
STATEMENTS REGARDING RULE 15c3-3
December 31, 2002
(SCHEDULE II)

Determination of the Reserve Requirements
Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240.15c3-3(k)(2)(ii) is met.

A Supplemental Report and Information Relating to Possession or Control Requirements
A Supplemental Report pursuant to Rule 17a-5(d)(4) and the Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k)(2)(iii), respectively.

ADDITIONAL REPORT

NOVOGRADAC
& COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ATLANTA
KANSAS CITY
SAN FRANCISCO
WASHINGTON D.C.
AUSTIN

Independent Auditors' report on Internal Control Required By SEC Rule 17a-5

The Board of Directors of
First Sierra Investment Company, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of First Sierra Investment Company, Inc. (an S Corporation) for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First Sierra Investment Company, Inc. (the Company), including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons; (2) in the recordation of differences required by rule 17a-3; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

246 FIRST STREET 5TH FLOOR SAN FRANCISCO CALIFORNIA 94105 TELEPHONE (415) 356-8000 FACSIMILE (415) 356-8001 http://www.novoco.com

However, we noted no matters involving the internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by anyone other than these specified parties.

Novogradac & Company LLP

San Francisco, California
January 16, 2003